Exhibit 99

[DENDRITE LETTERHEAD]

March 29, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Arthur Andersen LLP (“Arthur Andersen”) has represented to Dendrite International, Inc. (the “Company”) that its audit in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 was subject to Arthur Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

DENDRITE INTERNATIONAL, INC. By: LUKE M. BESHAR —————————————— Name: Luke M. Beshar Title: Senior Vice President and Chief Financial Officer